Filed by SilverBow Resources, Inc.

(Commission No.: 001-8754)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SilverBow Resources, Inc.

(Commission No.: 001-8754)

The following employee FAQ was sent to employees of SilverBow Resources, Inc. by SilverBow Resources, Inc. on May 16, 2024:

1.	What are the benefits of this transaction? What does it mean for employees?

•	Crescent is a growth-oriented energy company like SilverBow and the right partner to help us realize our mission of becoming a premier Eagle Ford oil and gas organization.

•	Crescent cares about their people and is building a great set of assets and inventory in the Eagle Ford and Uinta basins through their acquisition strategy.

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The combined company will also have even better financial prowess than stand-alone SilverBow and we are thrilled about the opportunities this transaction creates for our stakeholders, including our employees.

•	We expect there will be additional opportunities for SilverBow employees as part of the combined company.

2.	Why did SilverBow agree to this transaction with Crescent? Why not continue to operate as an independent company?

•	The Board unanimously determined that this transaction provides compelling value for shareholders and provides the best path forward for SilverBow.

•	Our own actions have proven that consolidation is the right path forward for companies like ours.

•	This transaction will create a scaled and diverse portfolio with a premier Eagle Ford position – backed by a strong balance sheet and free cash flow generation.

•	In addition to having complementary portfolios, in connection with our Safety Strong tenet, our companies share similar values and a commitment to safe and responsible operations.

3.	What is the relationship between Crescent and KKR?

•	KKR manages and is a 15% investor in Crescent and has been a deeply supportive partner to the company.

•	As a long-term investor, KKR believes in the long-term growth and value creation strategy of Crescent, which is supported by this transaction.

4.	What does this mean for the upcoming Annual Meeting and proxy contest with Kimmeridge? Will shareholders be voting for this transaction at the Annual Meeting?

•	The Annual Meeting was scheduled to take place on May 21, we expect to adjourn until a later date to review recent developments.

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This announcement does not change the proposals before our shareholders. The transaction we announced with Crescent reinforces the actions our Board is taking to drive value. We continue to urge our shareholders to vote for only SilverBow’s directors on the white proxy card.

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One of our next steps is filing a separate proxy statement specific to this transaction, which we expect to do in the coming weeks. That proxy statement will indicate when we will hold the Special Meeting of Shareholders to vote on this combination.

5.	Where will the combined company be headquartered?

•	The combined company will be headquartered in Houston.

6.	Will there be layoffs or changes to my day-to-day responsibilities?

•	Today is only day one and there are many decisions yet to be made as part of a thoughtful and deliberate integration planning process.

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Crescent recognizes the value of our “One Team” and this is one of the key topics we will be discussing as our teams conduct integration planning. We expect there will be additional opportunities for SilverBow employees as part of the combined company.

•	In this interim period, SilverBow’s HR Department is available to answer any questions and will continue to provide routine updates.

•	Importantly, until the transaction closes, SilverBow and Crescent remain separate, independent companies, operating as normal.

7.	What does this mean for my compensation and benefits, including stock I own and options?

•	We expect SilverBow employees will continue to have competitive benefits and compensation plans as a result of this transaction announcement.

•	In the meantime, until the transaction closes, we are operating as an independent company and do not expect any changes to compensation or benefits plans as a result of this announcement.

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Stock that is owned will be treated according to the terms of the transaction. Employees who own common stock will be given the option to elect to receive immediate and certain value through the transaction’s cash considerations to capture an immediate 16% premium to SilverBow’s closing stock price on May 10, 2024.

8.	What will the combined company’s leadership team and Board look like? Will any SilverBow executives be on the management team?

•	David Rockecharlie will serve as CEO and John Goff will serve as Non-Executive Chairman from Crescent.

•	The combined Board will be comprised of 9 Crescent members and 2 from SilverBow.

9.	How will the combined company be branded? Will we retain the SilverBow brand?

•	The combined company will retain the name Crescent Energy Company.

10.	What is the integration plan?

•	Today is only day one and there are many decisions yet to be made.

•	We will be forming an integration planning team with members of both companies and will conduct a thoughtful and deliberate integration planning process.

•	Until closing, it remains business as usual for all of us at SilverBow, and we will continue to operate under the SBOWay and as separate, independent companies.

11.	What are the next steps?

•	It is important to recognize that our announcement today is just the first step.

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We expect the transaction to close by the end of the third quarter of 2024, subject to the satisfaction of customary closing conditions, including approval by SilverBow and Crescent shareholders and receipt of required regulatory approvals.

•	Until the closing, it remains business as usual for all of us at SilverBow, and we will continue to operate under the SBOWay and as separate, independent companies.

•	We must take all measures to continue operating safely and responsibly.

•	We are committed to keeping you informed as other important decisions are made.

•	In this interim period, SilverBow’s HR Department is available to answer any questions and will continue to provide routine updates.

12.	What do I do if I’m asked about the transaction by a vendor, customer or other business partner?

•	You can let them know this transaction will create a premier, scaled enterprise with an attractive portfolio of high-quality, long-life assets.

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Also note that we expect the transaction to close by the end of the third quarter of 2024, subject to the satisfaction of customary closing conditions, including approval by SilverBow and Crescent shareholders and receipt of required regulatory approvals.

•	Until the closing, it remains business as usual for all of us at SilverBow, and we will continue to operate under the SBOWay and as separate, independent companies.

13.	What do I do if I’m asked about the transaction by a member of the media, or an investor / analyst?

•	Consistent with our policy, if you receive any inquiries from members of the media or investors, please forward them to our Investor Relations department at IR@sbow.com.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Crescent Energy Company (“Crescent”) and SilverBow Resources, Inc. (“SilverBow”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information About the Transaction

In connection with the Transaction, Crescent will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Crescent and SilverBow and a prospectus of Crescent. The Transaction will be submitted to Crescent’s stockholders and SilverBow’s stockholders for their consideration. Crescent and SilverBow may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Crescent and SilverBow. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Crescent or SilverBow may file with the SEC or send to stockholders of Crescent or SilverBow in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND SILVERBOW ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Crescent or SilverBow through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at https://ir.crescentenergyco.com, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by SilverBow will be made available free of charge on SilverBow’s website at https://sbow.com under the “Investor Relations” tab or by directing a request to Investor Relations, SilverBow Resources, Inc., 920 Memorial City Way, Suite 850, Houston, TX 77024, Tel. No. (281) 874-2700.

Participants in the Solicitation Regarding the Transaction

Crescent, SilverBow and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction. Information regarding Crescent’s directors and executive officers is contained in the Crescent’s Annual Report on 10-K for the year ended December 31, 2023 filed with the SEC on March 4, 2024. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Crescent’s website at https://ir.crescentenergyco.com. Information regarding SilverBow’s executive officers and directors is contained in the definitive proxy statement for SilverBow’s 2024 Annual Meeting of Stockholders (the “Definitive Proxy Statement”) filed with the SEC on April 9, 2024. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing the SilverBow’s website at https://sbow.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Important Additional Information About the SilverBow Annual Meeting

SilverBow, its directors and certain of its executive officers and employees are or will be participants in the solicitation of proxies from shareholders in connection with SilverBow’s 2024 Annual Meeting. SilverBow has filed the Definitive Proxy Statement with the SEC on April 9, 2024 in connection with the solicitation of proxies for the 2024 Annual Meeting, together with a WHITE proxy card.

The identity of the participants, their direct or indirect interests, by security holdings or otherwise, and other information relating to the participants are available in the Definitive Proxy Statement (available here) in the section entitled “Security Ownership of Board of Directors and Management” and Appendix F. To the extent holdings of SilverBow’s securities by SilverBow’s directors and executive officers changes from the information included in this communication, such information will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are available free of charge as described below.

SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER DOCUMENTS TO BE FILED BY SILVERBOW WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Shareholders are able to obtain, free of charge, copies of all of the foregoing documents, any amendments or supplements thereto at the SEC’s website (http://www.sec.gov). Copies of the foregoing documents, any amendments or supplements thereto are also available, free of charge, at the “Investor Relations” section of SilverBow’s website (https://www.sbow.com/investor-relations).

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or SilverBow expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Crescent may not approve the issuance of new shares of common stock in the Transaction or that stockholders of SilverBow may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s common stock or SilverBow’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and SilverBow to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or SilverBow’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://ir.crescentenergyco.com and on the SEC’s website at http://www.sec.gov, and those detailed in SilverBow’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on SilverBow’s website at https://sbow.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Crescent or SilverBow believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and SilverBow undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.